NOVA VISION ACQUISITION CORP.
3 Ocean Way #5-7

Singapore 098368

August 4, 2021

VIA EDGAR & TELECOPY
Todd Schiffman
Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Nova Vision Acquisition Corp. (the “Company”)
Amendment No.3 to Registration Statement on Form S-1
Filed: July 30, 2021
(File No. 333-257124) (the “Registration Statement”)

Dear Mr. Schiffman:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m. on August 5, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

NOVA VISION ACQUISITION CORP.

By:	/s/ Eric Ping Hang Wong
Name:	Eric Ping Hang Wong
Title:	Chief Executive Officer